December 19, 2019

John Norman
Chief Executive Officer
Evolution Development Group, Inc.
10949 Esteban Drive
Ft. Myers, FL 33912

       Re: Evolution Development Group, Inc.
           Offering Statement on Form 1-A
           Filed December 4, 2019
           File No. 024-11127

Dear Mr. Norman:

       We have reviewed your offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments.

Offering Statement on Form 1-A

Part II
Offering Circular Cover Page, page i

1. Please disclose on your offering circular cover page that your Class B shares of common stock do not have voting rights. In addition, in your Offering Summary section, please disclose (i) the percentage of Class B shares the investors in this offering will hold if all of the shares are sold, (ii) the percentage of Participating Class B Stock the investors in this offering will hold if all of the shares in this offering are sold, and
(iii) the voting power
      held by the officers and directors. In your Offering Summary section include a summary of the differences between the Participating and Non-Participating Class B common stock.
About This Form 1-A and Offering Circular, page 9

2. Refer to the fourth to last sentence of this section. Please remove the assertion that "[n]o warranty can be made as to the accuracy" of the information in the offering circular.
 John Norman
FirstNameDevelopment Group, Inc.
Evolution LastNameJohn Norman
Comapany19, 2019
December NameEvolution Development Group, Inc.
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         Investors are entitled to rely on your disclosure. Additonally, in the third to last sentence, clarify that you will file post-qualification amendments or offering circular supplements as facts and circumstances warrant. Refer to Rule 252(f) and Rule 253(g). Offering Summary, page 13

3. You state that non-accredited investors are limited in the number of shares they may purchase. Please briefly describe the nature of the 10% limitation applicable to non-
         accredited investors, consistent with the discussion in Investor Eligibility Standards on pages 72-73. Refer to Rule 251(d)(2)(i)(C).
Plan of Distribution, page 40

4. Please file the escrow agreement with Prime Trust LLC as an exhibit to your offering circular. In addition, we note your disclosure that your "Offering Circular will be furnished to prospective investors via download 24 hours per day, 7 days per week on the above-referenced websites." However, while your website identifies from whom a copy of the most recent version of the preliminary offering circular may be obtained, the website does not include a mechanism by which prospective investors can download the most recent copy of the preliminary offering circular. Refer to Item 17(8) of Form 1-A.
Description of the Business, page 47

5. Please clarify whether you currently have any agreements with athletes. If you do, please describe the material terms of these agreements and file these agreements as exhibits to your Form 1-A. In this regard, we note that you include disclosure regarding Ryan
         Norman and the importance of maintaining and enhancing his image. EVO's Revenue Model, page 51

6. We note your disclosure that you currently plan to conduct series of Regulation A offerings. Please clarify whether the investors in this offering and future offerings will receive revenue share payments from the same revenue pool or whether you anticipate that each Regulation A offering will offer a different class of common stock that will receive revenue share payments from different revenue pools. We also note your disclosure that you will begin distributing the revenue share payments beginning on or after January 1, 2021. Please disclose how the board of directors will determine when to begin distributing such payments, and revise your risk factor regarding dividends on page
         29 and your prospectus summary to clarify that investors may never receive a revenue share payment.
Seasoned and Accomplished Leadership Team, page 52

7. We note your disclosure that Jay Howard "has taken on the role of leading EVO's Racing vertical," and that Kevin Barry "has now taken on the role of leading EVOS's Combat
         Sports vertical." Please clarify Mr. Howard's and Mr. Barry's roles at your company,
 John Norman
FirstNameDevelopment Group, Inc.
Evolution LastNameJohn Norman
Comapany19, 2019
December NameEvolution Development Group, Inc.
December 19, 2019 Page 3
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         including whether they are employees or consultants, and, if material to your business, please disclose the material terms of your agreements with each. In addition, we note that, in the videos on your website, it appears that Mr. Howard has already begun training racing drivers for your company and that Mr. Barry has already begun training boxers for your company. However, based upon the disclosure in your offering circular, it appears that you do not yet have any EVO athletes. Revise your offering circular for consistency.
Compensation of Directors and Executive Officers
Employment Agreements, page 63

8. Please describe the material terms of the employment agreements with Anthony Tann,
         Michael Perry and Greg Costello pursuant to Item 11(d) of Part II of Form 1-A. In addition, please revise to disclose how many Participating and Non-Participating Class B shares the shareholders in your table on page 65 beneficially own, and, in your Securities
         Being Offered section, describe the terms of the Non-Participating Class B shares.
Capitalization Table, page 65

9. Please restyle this table the table of beneficial ownership and present information relevant to your capitalization in a separate table.
Securities Being Offered
Drag Along Rights, page 69

10. Please describe here all material features of this provision, and add a risk factor that addresses the risks associated with this provision.
Financial Statements
Independent Auditor's Report, page 81

11. Please make arrangements with your auditor for them to revise the going concern paragraph of their report to unconditionally express their conclusion about your ability to continue as a going concern through the use of the phrase "substantial doubt about the
         Company's ability to continue as a going concern." Refer to paragraphs ..24, .25, .A51 and .A56 of AU-C Section 570 of the Statements on Auditing Standards.
Part III
Index to Exhibits, page 102

12. Please file the written consent of Kendall Almerico as an exhibit pursuant to Item
         17(11) of Part III of Form 1-A and your "testing the waters" materials as an exhibit to your offering circular pursuant to Item 17(13) of Part III of Form
1-A.

       We will consider qualifying your offering statement at your request. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have
FINRA advise us that it has no objections to the compensation arrangements prior to
 John Norman
Evolution Development Group, Inc.
December 19, 2019
Page 4

qualification.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff. We also remind you that, following qualification of your Form 1-A, Rule 257 of Regulation A requires you to file periodic and current reports, including a Form 1-K which will be due within 120 calendar days after the end of the fiscal year covered by the report.

       You may contact Theresa Brillant at 202-551-3307 or Rufus Decker at 202-551-3769 if
you have questions regarding comments on the financial statements and related matters. Please contact Sonia Bednarowski at 202-551-3666 or J. Nolan McWilliams at 202-551-3217 with any other questions.



FirstName LastNameJohn Norman                              Sincerely,
Comapany NameEvolution Development Group, Inc.
                                                           Division of
Corporation Finance
December 19, 2019 Page 4                                   Office of Trade &
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